SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May, 2008

CHINA PETROLEUM & CHEMICAL CORPORATION
A6, Huixindong Street,
Chaoyang District Beijing, 100029
People's Republic of China
Tel: (8610) 6499-0060

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F __✓__	Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____	No __✓__

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

an announcement on resolutions passed at the 2007 annual general meeting of China Petroleum & Chemical Corporation (the “Registrant”), each made by the Registrant on May 26, 2008.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Announcement of resolutions passed at the 2007 Annual General Meeting

The Annual General Meeting for the year 2007 (the “AGM”) of China Petroleum & Chemical Corporation (“Sinopec Corp.”) was held at the Crown Plaza Beijing Wuzhou, No.8 Beichendong Road, Chaoyang District, Beijing, PRC at 9:00 a.m. on 26 May 2008. The AGM was convened by the Board of Directors of Sinopec Corp. by way of physical meeting and chaired by Mr. Su Shulin, chairman of Sinopec Corp. There was no rejection or amendment of resolution at the AGM, and there was no new resolution proposed at the AGM. 21 shareholders (or authorized proxies) holding an aggregate of 73,791,831,153 shares carrying voting rights of Sinopec Corp., representing 85.1093% of the total voting shares of Sinopec Corp. (of a total of 86,702,439,000 shares with voting rights in issue) were present at the AGM. The AGM was convened and held in compliance with the requirements of the relevant laws, administrative regulations and regulatory rules as well as the Articles of Association of Sinopec Corp.

The following resolutions were considered and approved and voting was made by poll at the AGM:

Ordinary resolutions:

1.	THAT the Report of the Board of Directors of Sinopec Corp. for the year ended 31 December 2007 was approved.

Votes in favour of the resolution: 73,319,872,953 shares; votes against the resolution: 1,007,200 shares; representing 99.9986% and 0.0014% respectively of the total number of shares carrying voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and the resolution was duly passed.

2.	THAT the Report of the Supervisory Board of Sinopec Corp. for the year ended 31 December 2007 was approved.

Votes in favour of the resolution: 73,319,743,853 shares; votes against the resolution: 1,046,700 shares; representing 99.9986% and 0.0014% respectively of the total number of shares carrying voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and the resolution was duly passed.

3.	THAT the audited financial statements and consolidated financial statements of Sinopec Corp. for the year ended 31 December 2007 was approved.

Votes in favour of the resolution: 73,317,863,653 shares; votes against the resolution: 3,105,900 shares; representing 99.9958% and 0.0042% respectively of the total number of shares carrying voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and the resolution was duly passed.

4.	THAT the profit distribution plan and distribution of final dividend of Sinopec Corp. for the year ended 31 December 2007 were approved.

Votes in favour of the resolution: 73,750,050,053 shares; votes against the resolution: 1,021,900 shares; representing 99.9986 #% and 0.0014 #% respectively of the total number of shares carrying voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and the resolution was duly passed.

5.
THAT KPMG Huazhen and KPMG were re-appointed as the PRC and international auditors of Sinopec Corp. for the year 2008 respectively, and that the Board of Directors of Sinopec Corp. was authorised to determine their remunerations.

Votes in favour of the resolution: 73,747,721,053 shares; votes against the resolution: 3,233,300 shares; representing 99.9956% and 0.0044 #% respectively of the total number of shares carrying voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and the resolution was duly passed.

6.	THAT the Board of Directors was authorised to determine the interim profit distribution plan of Sinopec Corp. for 2008.

Votes in favour of the resolution: 73,743,036,853 shares; votes against the resolution: 1,502,600 shares; representing 99.9980% and 0.0020% respectively of the total number of shares carrying voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and the resolution was duly passed.

Special resolutions:

7.	THAT a general mandate to issue new shares was granted to the Board of Directors of Sinopec Corp.

Votes in favour of the resolution: 68,021,733,664 shares; votes against the resolution: 5,770,097,489 shares; representing 92.1806% and 7.8194% respectively of the total number of shares carrying voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and the resolution was duly passed.

8.	THAT the proposal regarding the issue of domestic corporate bonds in principal amount not exceeding RMB 20 billion within 24 months after the date of such resolution was approved at the AGM.

Votes in favour of the resolution: 73,702,753,553 shares; votes against the resolution: 51,296,900 shares; representing 99.9304% and 0.0696% respectively of the total number of shares carrying voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and the resolution was duly passed.

9.	THAT the Board of Directors of Sinopec Corp. was authorized to deal with all matters in connection with the issue of domestic corporate bonds.

Votes in favour of the resolution: 73,700,698,453 shares; votes against the resolution: 53,431,800 shares; representing 99.9276% and 0.0724% respectively of the total number of shares carrying voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and the resolution was duly passed.

10.	THAT the resolution regarding the amendments to the Articles of Association of Sinopec Corp. was approved.

Votes in favour of the resolution: 73,749,187,253 shares; votes against the resolution: 4,444,200 shares; representing 99.9940% and 0.0060% respectively of the total number of shares carrying voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and the resolution was duly passed.

11.
The Secretary to the Board of Directors was authorized to make further necessary amendments to the wording or sequence of the revised business scope mentioned in Resolution 10 above according to the requirements of approval authorities and the Administration for Industry and Commerce.

Votes in favour of the resolution: 73,747,933,153 shares; votes against the resolution: 5,871,400 shares; representing 99.9920% and 0.0080% respectively of the total number of shares carrying voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and the resolution was duly passed.

The total number of shares of Sinopec Corp. entitling the holders to attend and vote for or against all ordinary resolutions and special resolutions at the AGM was 73,791,831,153. There were no shares which entitle the shareholders of Sinopec Corp. to attend and vote only against any resolution at the AGM.

In accordance with the requirements of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, KPMG was appointed as the scrutineer in respect of voting at the AGM (Note). Mr. He Fei and Ms. Li Liping, PRC lawyers from Haiwen & Partners, attended the AGM and issued a legal opinion that the convening of the AGM, the procedures for holding the AGM, the eligibility of the persons convening and attending the AGM, the eligibility of proxies and the procedures for voting at the AGM were in compliance with all relevant laws and regulations and the Articles of Association of Sinopec Corp. and the voting results of the AGM were therefore valid and effective.

In accordance with the requirements of the Listing Rules of the Shanghai Stock Exchange, the trading of A Shares of Sinopec Corp. on the Shanghai Stock Exchange was suspended from 9:30 a.m. on 26 May 2008 and will resume from 9:30 a.m. on 27 May 2008.

By Order of the Board China Petroleum & Chemical Corporation Chen Ge Secretary to the Board of Directors

Beijing, the PRC
26 May 2008

Note:
the taking of the poll results was scrutinized by KPMG, Certified Public Accountants, whose work was limited to the conduct of certain procedures required by Sinopec Corp. in accordance with the provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited to confirm that the poll results summary prepared by Sinopec Corp. were identical with the results shown in the poll forms collected and provided by Sinopec Corp. to KPMG,. The work performed by KPMG in this respect did not constitute either an audit or a review made in accordance with Hong Kong auditing standards nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

As at the date of this Announcement, the directors of Sinopec Corp are Messrs. Su Shulini*, Zhou Yuan*, Wang Tianpu#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Fan Yifei*, Yao Zhongmin*, Shi Wanpeng+, Liu Zhongli+ and Li Deshui+.

#	Executive Directors
*	Non-executive Directors
+	Independent Non-executive Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Chen Ge

Name: Chen Ge

Title: Secretary to the Board of Directors

Date: May 27, 2008